SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2017

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated November 8, 2017.

Autonomous City of Buenos Aires, November 8, 2017

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Sarmiento 299

Ref.:	Consolidated Results for Q3 2017
Errata

Dear Sirs,

In connection with the published Consolidated Results for Q3, we inform you that we have detected an error in the columns titled “2017 Jan-Sep” and “Var 2017/2016” of table 5.5 on page 21.

Please find attached a revised version of such table with the correct information.

Yours faithfully,

Diego Celaá

Market Relations Officer

YPF S.A.

5.5 MAIN FINANCIAL MAGNITUDES IN U.S. DOLLARS

(Unaudited figures)

Million USD	2016 Q3	2017 Q2	2017 Q3	Var Q3 17 / Q3 16	2016 Jan-Sep	2017 Jan-Sep	Var 2017 / 2016
INCOME STATEMENT
Revenues	3,748	3,837	3,831	2.2%	10,720	11,315	5.6%
Costs of sales	(3,224)	(3,168)	(3,255)	1.0%	(9,023)	(9,354)	3.7%

Gross profit	525	669	576	9.7%	1,697	1,962	15.6%
Other operating expenses, net	(2,846)	(448)	(399)	N/A	(3,531)	108	N/A

Operating income	(2,321)	221	177	N/A	(1,834)	687	N/A
Depreciation and impairment of property, plant & equipment and intangible assets	3,278	764	796	-75.7%	4,799	2,312	-51.8%
Amortization of intangible assets	13	13	13	2.1%	35	37	6.1%
Unproductive exploratory drillings	11	34	3	-71.2%	57	61	7.6%

Adj. EBITDA	981	1,032	989	0.9%	3,057	3,097	1.3%
UPSTREAM
Revenues	1,886	1,697	1,737	-7.9%	5,880	5,211	-11.4%
Operating income	(2,358)	(56)	21	N/A	(1,930)	22	N/A
Depreciation	736	643	666	-9.5%	2,052	1,945	-5.2%
Capital expenditures	783	632	725	-7.4%	2,436	1,961	-19.5%
Adj. EBITDA	817	621	690	N/A	179	2,028	N/A
DOWNSTREAM
Revenues	2,886	2,909	2,875	-0.3%	8,299	8,611	3.8%
Operating income	22	197	186	734.3%	181	662	265.3%
Depreciation	88	103	107	20.6%	262	310	18.6%
Capital expenditures	167	123	141	-15.4%	449	346	-22.8%
Adj. EBITDA	111	301	292	164.3%	443	973	119.6%
GAS & ENERGY
Revenues	561	1,004	940	67.6%	1,415	2,824	99.6%
Operating income	53	65	86	62.9%	80	187	132.3%
Depreciation	5	4	4	-19.6%	15	12	-18.2%
Capital expenditures	28	63	39	37.9%	86	162	88.0%
Adj. EBITDA	58	70	90	56.0%	95	199	108.8%
CORPORATE AND OTHER
Operating income	(47)	-15	-74	58.1%	(54)	(172)	219.9%
Capital expenditures	29	13	17	-39.1%	80	48	-40.4%
CONSOLIDATION ADJUSTMENTS
Operating income	9	49	(42)	N/A	(11)	(12)	10.2%
Average exchange rate of period	14.90	15.68	17.23		14.51	16.18
Exchange rate end of period	15.26	16.58	17.26		15.26	17.26

NOTE: The calculation of the main financial figures in U.S. dollars is derived from the calculation of the financial results expressed in Argentine pesos using the average exchange rate for each period. Accumulated periods correspond to the sum of the quarterly results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: November 8, 2017	By:	/s/ Diego Celaá
	Name:	Diego Celaá
	Title:	Market Relations Officer